SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of January 2005

                        Commission File Number: 000-16977

                               Stolt-Nielsen S.A.
                             ----------------------

                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     In accordance with General Instruction B, item (i), attached herewith as
Exhibit 99.1 is a press release, dated January 13, 2005, announcing the sale by Stolt-Nielsen S.A. (the "Company") of 79,414,260 common shares of Stolt-Offshore S.A.

     The attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No.33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to be
a part of such prospectuses from the date of the filing thereof.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            STOLT-NIELSEN S.A.


Date:    January 13, 2005                   By:  /s/ Alan B. Winsor
                                                 -------------------------------
                                                 Name:   Alan B. Winsor
                                                 Title:  Attorney-in-Fact
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
                                  EXHIBIT INDEX

         The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description

99.1 Stolt-Nielsen S.A. press release dated January 13, 2005, announcing the sale by Stolt-Nielsen S.A. of 79,414,260 common shares of Stolt-Offshore S.A.

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